USA THERAPY, INC.
Xiangdong Road, Shangsong Village, Baoji City, Fufeng County
Shaanxi Province, People's Republic of China 722205

October 12, 2010

Securities and Exchange Commission
100 F Street, N.E., Stop 3720
Washington, D.C. 20549
Attn: Karen J. Garnett

Re:          USA Therapy, Inc.
Preliminary Information Statement on Schedule 14C
Filed September 22, 2010
File No. 001-34771

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter, dated October 5, 2010, addressed to Mr. Yongming Feng, the Chief Executive Officer of USA Therapy, Inc. (the “Company”), with respect to the Company’s above-referenced filings.

We have replied below to the Staff’s comments, numbered to relate to the corresponding comments in your letter.

General

1. We note that you filed a Form 8-K on August 12, 2010 to report merger transactions but did not file a proxy statement or an information statement related to this merger.  Please tell us whether shareholder approval was required for the merger and, if so, why you did not file a proxy statement or an information statement related to the transaction.

RESPONSE:

We hereby clarify that the transaction for which the Form 8-K was filed on August 12, 2010 was a share exchange and not a merger of two entities.  The transaction document employed to memorialize the transaction was a share exchange agreement, not a merger agreement. The two entities whose shares were exchanged pursuant to the agreement, USA Therapy, Inc., and Asia Packaging & Printing, Inc., remain distinct entities in active status, and no plan of merger or related documents were filed with the relevant Secretary of State to consummate the transaction. Neither Nevada law (in the case of USA Therapy, Inc.) nor Maryland law (in the case of Asia Packaging & Printing, Inc.) required that these entities obtain shareholder approval for this type of share exchange transaction.

2. We note that you did not provide management’s report on internal control over financial reporting in your Form 10-K filed on August 6, 2010.  Refer to Item 308 and Item 308T of Regulation S-K.  Please explain why you did not provide the required disclosure or amend your report accordingly.

RESPONSE:

In response to Staff’s comments, we have amended the above-referenced Form 10-K to include the disclosure required under Item 308 and Item 308T of Regulation S-K, as follows:

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon her evaluation as of the end of the period covered by this report, the Company's then-principal executive and financial officer concluded that, the Company's disclosure controls and procedures are effective to ensure that information required to be included in the Company's periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.  Our then-principal executive and financial officer also concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports required to be filed or submitted under the Exchange Act is accumulated and communicated to the our management, including our principal executive and financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act.   Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).   Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

For the fiscal year ended June 30, 2010, we carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)   in Internal Control – Integrated Framework.   This evaluation was conducted our then-principal executive and financial officer as of June 30, 2010. Based upon this evaluation, our management concluded that our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report issued by our registered independent accounting firm regarding our internal control over financial reporting. The management’s report was not subject to attestation by our registered independent public accounting firm pursuant to rules of the Securities and Exchange Commission.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the last quarterly period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

***

In connection with the Company’s responses to the above comments, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (011-86) 0917-5471054 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Sincerely,

/s/ Yongming Feng
Yongming Feng
Chief Executive Officer

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